UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Malaysia’s SKS Airways selects Embraer’s E195-E2 to drive growth

•	E195-E2s to be based at Subang Airport, Kuala Lumpur’s city airport
•	Aircraft will be leased from Azorra
•	The E-Jets are a city airport specialist – offering outstanding short runway performance, comfort, and the lowest emissions, noise, and fuel burn

Langkawi, Malaysia, 25 May 2023 – Malaysia’s SKS Airways has chosen the Embraer E195-E2, the world’s most efficient and quietest single-aisle aircraft, to drive its growth plans for the region. The deal for 10 E195-E2s was announced at a signing ceremony at the Langkawi International Maritime & Aerospace Exhibition (LIMA’23).

The E195-E2s will form the core of SKS Airways’ expansion plans and will be based at Kuala Lumpur’s city airport, Subang, from 2024. The E195-E2 jet has a range of 2,600nm, the equivalent of about seven hours of flight. The aircraft will be comfortably configured with 136 seats.

SKS Airways will be the first E195-E2 operator in the Southeast Asian region, growing Embraer’s E-Jets presence in the broader Asia Pacific region which currently stands close to 200.

The lease agreement signed between SKS Airways and Azorra, was witnessed by Yang di-Pertuan Agong of Malaysia, His Majesty Sultan Abdullah ibni Sultan Ahmad Shah, Minister of Transport YB Tuan Loke Siew Fook, The Ambassador of Brazil to Malaysia H.E. Ary Norton de Murat Quintella, Embraer’s Johann Bordais, President & CEO of Embraer Services & Support, and Martyn Holmes, CCO of Embraer Commercial Aviation.

Dato' Rohman Ahmad, Director of SKS Airways, said, “This is a significant day for the future of aviation in Malaysia. We are delighted to announce the successful signing of these agreements with leading industry players like Embraer and Azorra who share our vision for the future of air travel. With these strategic partnerships, we are excited to embark on a new phase of growth, with a fleet of Embraer’s Jets operating out of Subang. The prevalence of the E-Jets at city airports around the world and the low noise emissions of the E195-E2 makes the aircraft a perfect fit for flights in and out of Subang Airport – supporting the Government’s aim to establish Subang Airport as Malaysia’s premium city airport and aviation hub.”

Martyn Holmes, Chief Commercial Officer, Embraer Commercial Aviation, said, “The E2 is the aircraft family of choice for airlines around the world seeking to develop their regional routes. As the most modern and efficient single-aisle aircraft, the E195-E2 will deliver a step change for our first Malaysian operator, SKS Airways, as it grows regional connectivity within Malaysia and beyond. We welcome SKS Airways to the Embraer family and we look forward to growing our collaboration and partnerships in Malaysia as the country continues to develop as a major aerospace hub.”

“We are pleased to partner with SKS Airways on this unique opportunity to be a part of the future expansion of Subang Airport. We believe Embraer’s new technology E2 is the perfect fit for a redeveloped, premier aviation hub near the heart of Kuala Lumpur, reducing travel times and improving connectivity in the region. The E2’s fuel efficiency, carbon footprint and low noise emissions offer a transformative, environmentally conscious jet solution for the city, the region, and its residents”, said John Evans, Azorra’s CEO.

In February 2023, the Malaysian government announced the Subang Airport Regeneration Plan (SARP), A transformational plan for Subang Airport to be developed into a premium city airport and regional aviation hub.

The E-Jets family of aircraft: a city airport specialist

Airlines have deployed the E-Jets on routes to and from city airports around the world such as London City Airport, New York’s LaGuardia Airport and Rio de Janeiro’s Santos Dumont Airport. The E-Jets represent 86% of total flights operating in London City Airport. Airlines operating E-Jets into and out of London City Airport include British Airways, Helvetic Airways (operating for SWISS) and KLM.

The E190-E2 and the E195-E2 was designed using the 20 million hours of experience the first generation of E-Jets accrued, ensuring that the E2 aircraft are modern and advanced, yet retain the maturity and reliability of the previous generation aircraft. The first-generation E-Jets is one of the most successful commercial jets in the industry and continue to operate across the globe with more than 80 airlines across 50 countries and more than 1,700 units delivered.

The E-Jets E2 family which includes the E195-E2 have the longest maintenance intervals in the single-aisle jet category – with 10,000 flight hours for basic checks and no calendar limit for typical E-Jet operations. This enables the aircraft to be operated with minimal downtime. In addition, the technology in the aircraft allows for predictive maintenance tools that generate data for airlines to anticipate their maintenance needs.

Embraer is committed to developing products, solutions, and technologies to contribute to the aviation industry’s goal of achieving net zero emissions by 2050. Embraer aims to be carbon neutral by 2040 and achieve carbon neutral growth from 2022. It plans to implement 25% sustainable aviation fuel (SAF) use in its operations by 2040 and 100% renewable energy sources by 2030.

In June 2022, having already been certified for operations using sustainable aviation fuel (SAF) blends of up to 50%, the E195-E2, successfully completed a test flight using 100% SAF, further reinforcing Embraer’s commitment to emissions reduction and sustainable aviation. The E195-E2 is the largest aircraft of the E-Jets E2 family.

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About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is located in Singapore and its China headquarters is in Beijing.

About SKS Airways

SKS Airways is a regional airline operating in Malaysia. Founded in November 2017, SKS Airways launched its first commercial flight from Subang Airport in January 2022. As part of the SKS Group of companies, SKS Airways is set to reshape the future of aviation by enhancing the connectivity within the region with its new fleet of Embraer E195-E2 aircraft.

About Azorra

Azorra is a relationship-driven aircraft lessor that provides leasing, financing, fleet transition and asset management solutions to aircraft investors, financiers, and airline operators worldwide. Azorra’s multi-cultural team reflects the global markets that we serve and includes core competencies in aviation law, aircraft finance, maintenance, marketing, sales, and leasing.  Our team is led by seasoned veterans having a shared history of success and is complimented with young professionals that bring fresh perspective, ideas, and enthusiasm. Azorra currently owns and manages a fleet of 77 aircraft on lease to 24 operators in 19 countries on 5 continents and has commitments to acquire additional aircraft including orders for new Airbus A220s and Embraer E2s.  The company is headquartered in Fort Lauderdale, Florida, and has offices in Dublin, Ireland and Toulouse, France.

For additional information, please visit us at www.azorra.com or on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations